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                                                                 EXHIBIT (a)(3)


FORM OF LETTER TO HOLDERS

______________, 2001

First and Last Name
Address
City, State Zip Code


Dear ____________:

         As you know, at Sun Hydraulics we are committed to the concept of employees as owners. In light of the recent stock market volatility and because of your continued dedication to Sun, we want to offer you an exchange program that we believe will help further align your interests with those of Sun. We are very excited to announce an offer to exchange stock options you hold with an exercise price of $16.75 per share for shares of common stock to be issued pursuant to our new 2001 Restricted Stock Plan. Enclosed are materials that explain the offer. We are making this offer in appreciation for your hard work and loyalty, so you can participate in the growth in the value of Sun over the coming years.

         Sun is offering to purchase from current employees of Sun all of the outstanding options granted under our 1996 Stock Option Plan on May 26, 1998, with an exercise price of $16.75 (the "Options"). In exchange for the Options, we are offering to issue to optionholders shares of "Restricted Stock" which will be subject to certain restrictions on transfer, with one-half of the shares becoming fully vested and transferable by you after one year, and the other half after two years.

         You may tender all or none of your May 26, 1998 Options. Your outstanding Options eligible for purchase in the offer are listed on Schedule A, attached to the offer to purchase. If you tender all of your Options and your Options are accepted for purchase, you will receive one share of Restricted Stock for each four options tendered. Partial tenders will not be accepted.

         The award of Restricted Stock will be subject to the terms of the Restricted Stock Plan, a copy of which is enclosed, and a Restricted Share Agreement between you and Sun, the form of which also is enclosed. If we accept your options for purchase, we will forward a Restricted Share Agreement covering your Restricted Stock to you promptly after expiration of the offer.

         There are no immediate tax consequences for United States taxpayers of exchanging your Options for Restricted Stock, unless you make an election under
Section 83(b) of the Internal Revenue Code to pay the tax now on the value of the Restricted Stock. A more detailed discussion of the tax consequences for United States taxpayers occurring when the Restricted Stock vests, and of the
Section 83(b) election, is contained in Section 13 of the offer to purchase.

         If you decide to tender your Options, please complete, sign and return the enclosed letter of transmittal, along with your option agreement evidencing your options, to:

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                             Sun Hydraulics Corporation
                             1500 West University Parkway
                             Sarasota, Florida 34243
                             Attn:  Tricia Fulton

prior to the expiration of the offer.

         PLEASE NOTE THAT YOUR PARTICIPATION IN THE OFFER IS COMPLETELY
VOLUNTARY.

         We neither require nor request that you tender your Options. Furthermore, we suggest that before you make your decision, you review all of the enclosed materials and consult with your own legal, financial and accounting advisers as to the consequences of tendering your Options in the offer.

         If you have any questions concerning the offer, please contact Tricia Fulton at ( 941) 362-1232.


                                                     Very truly yours,



                                                     Allen J. Carlson
                                                     Chief Executive Officer